

TMAccelerator Company LLC dba TMA Precision Health
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 3

STATEMENTS OF FINANCIAL POSITION (BALANCE SHEET) 4

STATEMENTS OF OPERATIONS 5

STATEMENTS OF CHANGES IN MEMBERS' EQUITY 6

STATEMENTS OF CASH FLOWS 7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS 8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 9

NOTE 3 – RELATED PARTY TRANSACTIONS 11

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS 11

NOTE 5 – LIABILITIES AND DEBT 12

NOTE 6 – EQUITY 13

NOTE 7 – SUBSEQUENT EVENTS 13



Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TMAccelerator Company LLC, Management

We have reviewed the accompanying financial statements of TMAccelerator Company LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

Emphasis of Matter on a Successor Entity:
TMAccelerator Company LLC, formed in Delaware on August 23, 2019, is the predecessor to TMA Inc., a Delaware corporation incorporated on October 25, 2024. The company's upcoming crowdfunding campaign, planned for 2025 in conjunction with a Series A Round fundraising ,are being conducted by TMA Inc., that is assuming all of the assets and intellectual property created by the aforementioned TMAccelerator Company LLC in exchange for preferred shares having the same terms for the investors in the crowdfunding campaign as well as the Series A Round.. TMA, Inc. will become the principal operating entity of all of the assets and client relationships/pipeline contributed to it when the total invested capital raised by a combination of the crowdfunding and Series A Rounds reaches or exceeds a threshold total of $3,000,000.

RNB Capital LLC

Tamarac, FL
June 30, 2025

TMACCELERATOR COMPANY LLC. (DBA TMA PRECISION HEALTH)
STATEMENTS OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Asset:			
Cash & Cash Equivalents	$	44,195	4,236
Total Current Asset		44,195	4,236
Non-Current Asset:			
Intangible Assets-net	$	993,600	1,106,675
Total Non-Current Asset		993,600	1,106,675
TOTAL ASSETS		1,037,795	1,110,911
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	2,664	2,664
Convertible Notes		2,315,220	1,795,220
Accrued Interest-Convertible Notes		315,909	315,909
Safe Notes		100,000	100,000
Total Current Liabilities		2,733,793	2,213,793
TOTAL LIABILITIES		2,733,793	2,213,793
EQUITY			
Member's Capital	$	1,000	1,000
Retained Earnings (Deficit)		(1,696,998)	(1,103,882)
TOTAL EQUITY		(1,695,998)	(1,102,882)
TOTAL LIABILITIES AND EQUITY	$	1,037,795	1,110,911

See Accompanying Notes to these Unaudited Financial Statements

TMACCELERATOR COMPANY LLC. (DBA TMA PRECISION HEALTH)
STATEMENTS OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Sales	$	-	49,188
Cost of Sales		-	-
Gross Profit		-	49,188
Operating Expenses			
Contractors	$	434,830	286,173
Wages		37,657	196,968
Payroll		856	882
General & Administrative		6,697	25,533
Amortization Expense		113,076	12,534
Total Operating Expenses		593,116	522,090
Total Loss from Operations	$	(593,116)	(472,902)
Other Income (Expense)			
Other Income	$	-	-
Interest Expense		-	-
Total Other Income (Expense)		-	-
Net Income (Loss)	$	(593,116)	(472,902)
Earnings Before Income Taxes, Depreciation, and Amortization		(480,040)	(460,368)
Net Income (Loss)	$	(593,116)	(472,902)

See Accompanying Notes to these Unaudited Financial Statements

TMACCELERATOR COMPANY LLC. (DBA TMA PRECISION HEALTH)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Retained Earnings | Total Members' |
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	-	1,000	(630,980)	(629,980)
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net income (loss)	-	-	(472,902)	(472,902)
Ending balance at 12/31/23	-	1,000	(1,103,882)	(1,102,882)
SAFE	-	-	-	-
Contribution	-	-	-	-
Distribution	-	-	-	
Net income (loss)	-	-	(593,116)	(593,116)
Ending balance at 12/31/24	-	1,000	(1,696,998)	(1,695,998)

See Accompanying Notes to these Unaudited Financial Statements

TMACCELERATOR COMPANY LLC. (DBA TMA PRECISION HEALTH)
STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	$	(593,116)	(472,902)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Amortization Expense		113,076	12,534
Accounts Payable		-	-
Accrued Interest-Convertible Notes		-	-
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		113,076	12,534
Net Cash used in Operating Activities		(480,040)	(460,368)
CASH FLOWS FROM INVESTING ACTIVITIES			
Intangible Assets	$	-	-
Net Cash provided by (used in) Investing Activities		-	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from Convertible Notes	$	519,999	364,666
Proceeds from Safe Notes		-	100,000
Member's Capital		-	-
Net Cash provided by Financing Activities		519,999	464,666
Cash at the beginning of period		4,236	(62)
Net Cash increase (decrease) for period		39,959	4,298
Cash at end of period	$	44,195	4,236

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TMAccelerator Company LLC (the "Company"), doing business as TMA Precision Health, was formed in Delaware in August 2018 and is headquartered in Boston, Massachusetts.

Originally established as an advisory firm supporting Translational Medicine Departments in large academic medical centers, the Company adapted its mission following the COVID-19 pandemic. It has since evolved into a technology-driven healthcare platform focused on creating economic savings for health plans by more efficiently improving outcomes for patients with rare diseases. The Company's proprietary solution integrates whole genome sequencing, advanced software, and AI to help care teams deliver faster, more accurate diagnoses and more effective treatment insights, while also driving cost savings for health insurance providers.

The Company earns revenue by providing treatment insights to healthcare teams managing rare disease patients enrolled in health plans. Its customers are based in the United States, with its primary market consisting of health insurance plans of all sizes, including private insurers and large administrative organizations.

To support future growth and broaden access to capital, the Company formed TMA Inc., a Delaware C Corporation, in October 2024. TMA Inc. will serve as a successor operating entity and primary fundraising vehicle for a Regulation CF crowdfunding and ongoing Series A Regulation D fundraising campaign. TMAccelerator Company LLC will exist solely as a holding company for the founder's shares of TMA, Inc. after contributing all of its assets and operating personnel to TMA, Inc. to facilitate its seamless continuation of operations in support of the same mission and strategic initiatives.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months, or up until the time that it meets or exceeds its fundraising threshold of $3,000,000 (with approximately $2,800,000 of investor commitments presently),. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. Management has evaluated these conditions and intends to address capital requirements by generating revenue and raising additional funding, including through the incorporation of its successor operating entity, TMA Inc. which as a corporation offers greater flexibility and access to capital markets such as the ability to issue various classes of stock, compared to the more limited fundraising capacity of the Company's current LLC structure. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $44,195 and $4,236 in cash as of December 31, 2024 and December 31, 2023, respectively.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 10 years.

Shown below is the Company's intangible assets as of December 31:

Property Type	Useful Life in Years	2024	2023
Internal-Use Software	10	1,130,747	1,130,747
Less Accumulated Amortization		(137,147)	(24,072)
Totals		**993,600**	**1,106,675**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by delivering diagnostic and care path recommendations to rare disease patient care teams whose patients are insured under health plans. The Company's payments are typically invoiced on 30-day terms and collected from health insurance plans. The Company's primary performance obligation is to deliver accurate and timely diagnostic insights and care recommendations that support improved patient outcomes and reduced costs for payers.

Revenue is recognized when the diagnostic and care path recommendations are delivered to the customer, provided that all performance obligations have been satisfied. In certain cases, the Company may establish a refund liability if contractual terms provide for refunds or adjustments based on service disputes or outcome-based contingencies.

Contractors

Contractor expenses refer to fees paid to independent consultants engaged by the Company, primarily to support the development and completion of its software platform. These are considered operational expenses directly related to the Company's product and technology infrastructure, rather than routine administrative activities.

General and Administrative

General and administrative (G&A) expenses consist of day-to-day costs necessary to operate the business. These include office supplies, utilities, and other miscellaneous administrative expenses incurred in the normal course of business operations.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes
Between 2020 and 2023, the Company entered into several convertible note agreements to fund its operations. These notes carry interest rates of 12% to 18%. The principal and accrued interest are payable upon the earlier of a qualified equity financing event or at the demand of the holder. The notes are convertible into the Company's preferred stock, with each agreement subject to a valuation cap ranging from $3 million to $10 million.

Simple Agreements for Future Equity (SAFE)
In 2023, the Company also issued multiple SAFE (Simple Agreement for Future Equity) instruments to third-party investors. These agreements have no maturity date and do not accrue interest. Each SAFE grants the holder the right to convert into equity of the Company upon a qualified financing or a change of control event, at a 20% discount to the applicable valuation.

Below is a summary of the Company's outstanding convertible notes and SAFEs, classified by their expected settlement term (short-term or long-term).

ST and LT for 2023

	Convertible Notes					Safe Notes		
	Caram Development Company	Patrick Gregory	Kathryn Maxwell	Lois Schaefer	AIS Equity Holdings	Nigel Blanshard	JC and E Baly	Grand Total
Short Term	759,196	400,000	99,999	35,000	401,025	50,000	50,000	1,795,220
Long-Term	-	-	-	-	-	-	-	-
	759,196	400,000	99,999	35,000	401,025	50,000	50,000	1,795,220

ST and LT for 2024

	Convertible Notes					Safe Notes		
	Caram Development Company	Patrick Gregory	Kathryn Maxwell	Lois Schaefer	AIS Equity Holdings	Nigel Blanshard	JC and E Baly	Grand Total
Short Term	759,196	400,000	99,999	35,000	921,025	50,000	50,000	2,315,220
Long-Term	-	-	-	-	-	-	-	-
	759,196	400,000	99,999	35,000	921,025	50,000	50,000	2,315,220

The Convertible Notes and Safe Notes are expected to mature in 2025.

NOTE 6 – EQUITY

The Company is a limited liability company with various members. The equity ownership of each member is represented by a percentage interest of ownership as follows:

Members	Ownership %
Resnikoff	13%
Williamson	13%
Might	13%
Grasso	13%
Maxwell	32%
Others	17%
Total	**100%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 30, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.